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                                                                EXHIBIT 3(a)-8




























Certificate of Designation Relating to Certain Restrictions on the Acquisition of Common Stock pursuant to Article Ninth of the Company's Restated Certificate of Incorporation.





























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                                GROSSMAN'S INC.


                              RESOLUTION EXTENDING
                           ARTICLE NINTH TO RESTATED
                          CERTIFICATE OF INCORPORATION

     RESOLVED, that pursuant to Paragraphs A and I of Article Ninth of the Restated Certificate of Incorporation of the Company, the period of time during which the restrictions on acquisition of the Company's Common Stock contained in such Paragraph A (as heretofore modified and extended) shall apply, be and it hereby is further extended to December 31, 1996, subject to further extension or earlier termination, and to further modification, in accordance with said Paragraph I by resolution of the Board of Directors of the Company; and

     FURTHER RESOLVED, that this Board of Directors hereby determines that the foregoing extension of such restrictions is necessary to preserve the Company's Net Operating Loss Carryover and Investment Tax Credit Carryover by virtue of the amendment of the applicable provisions of the Internal Revenue Code effected by the Tax Reform Act of 1986; and

     FURTHER RESOLVED, that copies of the foregoing resolution shall be filed with the Secretary of the Company and mailed to all stockholders of the Company within ten days after the date hereof.





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